Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund September 2017 Update
October 20, 2017

Supplement dated October 20, 2017 to Prospectus dated May 15, 2017
Class	Sep ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.93%	-8.31%	$7.59M	$994.182
B	-3.99%	-8.76%	$74.30M	$812.751
Legacy 1	-3.75%	-6.70%	$1.14M	$792.401
Legacy 2	-3.77%	-6.88%	$0.37M	$774.341
Global 1	-3.70%	-6.30%	$26.36M	$785.973
Global 2	-3.72%	-6.48%	$1.35M	$769.881
Global 3	-3.87%	-7.70%	$7.11M	$663.962
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened slightly due to a potential tax overhaul and expectations that the Federal Reserve will raise interest rates in December.  The British pound strengthened after the Bank of England left interest rates unchanged, but suggested rates could rise faster than anticipated by the market.  The Japanese yen weakened as the Bank of Japan considered further quantitative easing.  The Australian dollar weakened on lower expectations the Reserve Bank of Australia will raise interest rates.

Energy:  Crude oil prices rose over nine percent on increasing demand and on U.S. government data which revealed an unexpected decline in crude inventories.  Heating oil prices rose due to expectations of tighter supplies.

Equities:  U.S. equity markets rose after the Federal Reserve announced it would start reducing its balance sheet during October.  The Eurostoxx and Dax indices rose on a weakening euro.

Fixed Income:  Global fixed income prices fell on indications various central banks would continue to tighten monetary policy and on the announcement the U.S. Federal Reserve would begin to gradually reduce its balance sheet and unwind the stimulus program it began almost ten years ago.

Grains/Foods:  Wheat prices rose after the USDA forecasted lower global supplies.  Corn and soybean markets rose on stronger export demand.  Sugar prices fell on improved crop weather and news that production in Brazil was above expectations.

Metals:  Precious metals markets fell primarily due to a likely increase in U.S. interest rates in December.  Base metal prices fell, especially copper and nickel, after China reported weaker-than-expected numbers on two key economic measures.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended September 30, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$790,030	-$3,158,364
Change In Unrealized Income (Loss)	-5,201,960	-1,900,516
Brokerage Commission	-61,331	-618,225
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-86,971	-947,315
Change in Accrued Commission	3,388	1,494
Net Trading Income (Loss)	-4,556,844	-6,622,926

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$67,858	$611,228
Interest, Other	8,814	227,892
Income from Securities	50,303	-77,456
Dividend Income	0	0
Total Income (Loss)	-4,429,869	-5,861,262

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-18,284	314,436
Operating Expenses	25,339	268,812
Organization and Offering Expenses	29,133	309,720
Brokerage Expenses	457,629	4,886,021
Dividend Expenses	0	0
Total Expenses	493,817	5,778,989

Net Income (Loss)	-$4,923,686	-$11,640,251

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$126,019,512	$165,364,938
Additions	0	102,425
Net Income (Loss)	-4,923,686	-11,640,251
Redemptions	-2,876,088	-35,607,374
Balance at September 30, 2017	$118,219,738	$118,219,738

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$994.182	7,637.37202	$7,592,934	-3.93%	-8.31%
B	$812.751	91,417.12108	$74,299,358	-3.99%	-8.76%
Legacy 1	$792.401	1,441.67394	$1,142,384	-3.75%	-6.70%
Legacy 2	$774.341	482.22166	$373,404	-3.77%	-6.88%
Global 1	$785.973	33,534.22560	$26,356,996	-3.70%	-6.30%
Global 2	$769.881	1,752.80534	$1,349,452	-3.72%	-6.48%
Global 3	$663.962	10,701.23454	$7,105,209	-3.87%	-7.70%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership